Henkel

A Brand like a Friend

RECEIVED

2008 APR 17 P 12: 20

FFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance [redacted]
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08001889

SUPPL

Datum / Date	04.04.2008	Abteilung / Dept.	FJ Law Group
Ihre Nachricht / Your message		Telefon / Phone	(+49-211) 797-3119
		Telefax / Fax	(+49-211) 798-13119
		E-Mail / E-mail	jutta.glass@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Dear Sirs,

Enclosed please find the Shareholder's Proposals for the Annual General Meeting of Henkel KGaA on April 14, 2008.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

4/21

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Shareholders' Proposals for the

Annual General Meeting of Henkel KGaA

on April 14, 2008

Status: March 31, 2008

Below you will find all shareholders' proposals relating items on the Agenda for the Annual General Meeting on April 14, 2008 for which disclosure is required.

Note: This version of the Shareholders' Proposals, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purpose of interpretation, the German text shall be authoritative and final.

Mr. Wilm Diedrich Müller, Neuenburg, has submitted the following shareholders' proposals:

A | Agenda item 1, Approval of the Annual Financial Statement:

Date: March 30, 2008, Reykjavik-Casablanca-Dakar time: 08:00 h
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Name of Sender 1: Mr. Wilm Diedrich Müller, born March 25, 1956 in Sande an der Jade,
In-exile address: Am Markt drei, D-26340 Neuenburg an der Bullenmeersbäke,
Telephone: +49-170-1865248, Fax: +49-1212-6-18891889
and the page for the future: http://9ko.de/page_1165686333547.html

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Name of Sender 2: firm Dietrich Müller, domiciled, continuously since 1889, in Neuenburg an der Bullenmeersbäke, with the above-mentioned Mr. Müller as its personally liable owner since 1986/87, postal address c/o Mr. Gebhards, Zweite Reihe 61, 26639 Marcardsmoor an dem Ems-Jade-Kanal, e-mail Anschrift-fuer-elektronische-Post@Firma-Diedrich-Mueller.de

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To firm Henkel KGaA with registered office in Düsseldorf an der Düssel, by e-mail

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##
Proposal to Agenda Item 1 of the invitation to the Annual General Meeting of the above-mentioned firm Henkel
##

Persons, I and the above-mentioned firm Diedrich have herewith proposed that the annual financial statements should not be approved.

We would
justify this proposal by asserting that no annual financial statements relating to the above-mentioned firm Henkel have reached us and that we are neither capable of nor willing to approve anything that we do not know.

Furthermore, we would like
to comment that annual financial statements relating to a grip, a handle, a Mr. Henkel, a Miss Henkel, a holder, a pint-pot, a Father Christmas of any sort, or to a lever of any kind is something entirely different to an annual financial statements relating to the above-mentioned firm Henkel, by which we mean to say that we wish to see the word "firm" written to the left of and preceding the word Henkel at the top of annual financial statements before we shall consider deliberating whether we shall approve such annual financial statements of the above-mentioned firm Henkel or not.

The above-mentioned Mr. Müller, acting on his own personal behalf and in his capacity as managing director of the above-mentioned firm Diedrich

B | Agenda item 2, Appropriation of Profit:

Date: Sunday, March 30, 2008, Reykjavik-Casablanca-Dakar-time: 08:32 h
##

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Copy to: firm Reederei Herbert Ekkenga AG with its registered office here close to both of us in Bad Zwischenahn an dem Zwischenahner Meer and the securities number 828830, by e-mail: weisse-flotte-zwischenahn(at)t-online.de

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Name of sender 1: Mr. Wilm Diedrich Müller born March 25, 1956 in Sande an der Jade,
In-exile address: Am Markt drei, D-26340 Neuenburg an der Bullenmeersbäke,
Telephone: +49-170-1865248, Fax: +49-1212-6-18891889
and the page for the future: http://9ko.de/page_1165686333547.html

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Name of sender 2: firm Dietrich Müller, domiciled, continuously since 1889, in Neuenburg an der Bullenmeersbäke, postal address c/o Mr. Gebhards, Zweite Reihe 61, 26639 Marcardsmoor an dem Ems-Jade-Kanal

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To firm Henkel KGaA with registered office in Düsseldorf an der Düssel, by e-mail
--
##
Counter-proposal to Agenda Item 2 of the invitation to the Annual General Meeting of the above-mentioned firm Henkel
##

Persons, the above-mentioned Mr. Müller and the above-mentioned firm Diedrich have herewith proposed that, contrary to the proposal given in the above-mentioned invitation, the dividends on the balance sheet profits from the activities of the year 2007 should not be paid out in the Euro currency but that the money to be appropriated for the payment of dividends should be used to buy at least eight shares in the above-mentioned firm Reederei and that, following this, these at least eight purchased shares should be distributed by means of a prize draw to the shareholders of the above-mentioned firm Henkel, which would ensure that there would, always with the same degree of probability, be one share of the above-mentioned firm Reederei allocated to one share of the above-mentioned firm Henkel.

We would
justify this proposal by asserting that a distribution of dividends in the form of shares of the same firm Reederei is preferable to us by reason of the fact that each of these same shares would entitle their respective owners to visit our Annual General Meeting here in Bad Zwischenahn and thus allow us to welcome all persons at our premises in our turn.

The above-mentioned Mr. Müller, acting on his own personal behalf and in his capacity as managing director of the above-mentioned firm Diedrich

C	Agenda item 3, To ratify the actions of the Management Board:

Date: Sunday, March 30, 2008, Reykjavik-Casablanca-Dakar- time: 16:25 h
##
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Name of sender 1: Mr. Wilm Diedrich Müller born March 25, 1956 in Sande an der Jade,
In-exile address: Am Markt drei, D-26340 Neuenburg an der Bullenmeersbäke,
Telephone: +49-170-1865248, Fax: +49-1212-6-18891889
and the page for the future: http://9ko.de/page_1165686333547.html
--
Name of Sender 2: firm Dietrich Müller, domiciled, continuously since 1889, in Neuenburg an der Bullenmeersbäke, postal address c/o Mr. Gebhards, Zweite Reihe 61, 26639 Marcardsmoor an dem Ems-Jade-Kanal
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To firm Henkel KGaA with registered office in Düsseldorf an der Düssel, by e-mail
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##
Proposal to Agenda Item 3 of the invitation to the Annual General Meeting of the above-mentioned firm Henkel
##
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Persons, the above-mentioned Mr. Müller and the above-mentioned firm Diedrich have herewith proposed that the actions of all the members of the Management Board of the above-mentioned firm Henkel for the fiscal year 2007should be ratified.

We would
justify our proposal by asserting that the same Management Board was so good that according to Agenda Item 2 of the above-mentioned invitation a resolution is to be taken on the appropriation of a balance sheet profit.

The above-mentioned Mr. Müller, acting on his own personal behalf and in his capacity as managing director of the above-mentioned firm Diedrich

D	Agenda item 4, To ratify the actions of the Supervisory Board:

Date: Sunday, March 30, 2008, Reykjavik-Casablanca-Dakar time: 18:01 h
##

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Name of sender 1: Mr. Wilm Diedrich Müller born March 25, 1956 in Sande an der Jade,
In-exile address: Am Markt drei, D-26340 Neuenburg an der Bullenmeersbäke,
Telephone: +49-170-1865248, Fax: +49-1212-6-18891889
and the page for the future: http://9ko.de/page_1165686333547.html

--

Name of sender 2: firm Dietrich Müller, domiciled, continuously since 1889, in Neuenburg an der Bullenmeersbäke, postal address c/o Mr. Gebhards, Zweite Reihe 61, 26639 Marcardsmoor an dem Ems-Jade-Kanal

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Copy to firm Police Varel with registered office in Varel an dem Jadebusen, by e-mail

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Copy to firm Lower-Saxony Ministry of the Interior with registered office in Hannover an der Leine, by e-mail

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To firm Henkel KGaA with registered office in Düsseldorf an der Düssel, by e-mail

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Copy to firm Federal Ministry of the Interior with registered office in Berlin an der Spree, by e-mail

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Firm Federal Presidential Office with registered office in Berlin an der Spree, person Horst Köhler, alleged, yet never democratically elected President, by e-mail

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##
Proposal to Agenda Item 4 of the invitation to the Annual General Meeting of the above-mentioned firm Henkel
##

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Persons, the above-mentioned Mr. Müller and the above-mentioned firm Diedrich have herewith proposed that the actions of the Supervisory Board of the above-mentioned firm Henkel for the fiscal year 2007 should not be ratified.

We would
justify our proposal by asserting that this same Supervisory Board, was, in our understanding of the case, a member of a criminal association during the fiscal year 2007, the distribution of roles in said association being such that the above-mentioned firm Police Varel attacked and tied up the above-mentioned Mr. Müller in Bockhorn on November 5, 1999, and did issue orders to torture him in this tied-up state, whereupon the above-mentioned firm Police, the above-mentioned firm Lower-Saxony, and also the above-mentioned firm Federal Ministry have unto this day failed to proffer apologies for this crime, unsurpassed in its despicability, and the above-mentioned person Köhler, in his capacity as supreme lord over all civil servants, does not see fit to resign from office and thus make it unequivocally clear that torture will not be condoned under any circumstances, whereby the role of the Supervisory Board of the above-mentioned firm Henkel being such that it permitted the payment of tax monies through the above-mentioned firm Henkel and by so doing in a quasi-retroactive manner condoned, or at least tacitly approved the misconduct of the employees of the above-mentioned firm Police, the misconduct of the employees of the above-mentioned firm Lower-Saxony Ministry of the Interior, the misconduct of the employees of the above-mentioned firm Federal Ministry of the Interior, and the misconduct of the above-mentioned person Köhler.

In further explanation, we could add
that the standard excuse proffered by criminal police officers – to wit, acting out of self-defense or to ward off acute danger – does not hold true when a person is first tied up and then tortured, whereby the second standard excuse proffered by criminal police officers – to wit, that an employee had overreacted, which could, after all, happen in the heat of the fight – also does not hold true when an employee of the above-mentioned firm Police orders another employee of the same firm Police to cause considerable pain to a tied-up person in that person's unavoidably evident tied-up state, and this second person carries out the order to cause pain with a matter-of-factness as if it were a question of holding the door open for someone who is carrying two suitcases or of rendering another perfectly natural service, of which no one would ever think twice about doing, and whereby we opine that considerably more than seven years, seven months and seven days are time enough for the above-mentioned firm Police, for the above-mentioned firm Lower Saxony, and also for the above-mentioned firm Federal ministry to investigate such a crime and to apologize for the said crime, if it had had the least interest at all in investigating such a crime.

The above-mentioned Mr. Müller, acting on his own personal behalf and in his capacity as managing director of the above-mentioned firm Diedrich

<u>End of counter-proposals</u>

END